Exhibit 4.4

COCA-COLA ENTERPRISES, INC.

DEFERRED COMPENSATION PLAN

FOR

NONEMPLOYEE DIRECTORS

(Amended and Restated Effective October 2, 2010)

1. Purpose. The purpose of this Deferred Compensation Plan for Nonemployee Directors (the “Plan”) is to provide certain Directors of Coca-Cola Enterprises, Inc. (the “Company”) with quarterly awards of deferred stock units and a vehicle for the voluntary deferral of all or a portion of their compensation as a Director. This Plan is a continuation of the Coca-Cola Enterprises Inc. Deferred Compensation Plan for Nonemployee Directors (the “Prior Directors Plan”), the liabilities of which will be transferred to International CCE Inc. prior to the closing of the transaction contemplated by the Business Separation and Merger Agreement by and between Coca-Cola Enterprises Inc., International CCE Inc., The Coca-Cola Company, and Cobalt Subsidiary LLC dated February 25, 2010 (referred to herein as the “Merger”). After the Merger, International CCE Inc. will be renamed Coca-Cola Enterprises, Inc.

2. Effective Date; Expiration. The Plan shall be effective upon the transfer of the liabilities under the Prior Directors Plan to International CCE Inc., which is expected to occur on October 2, 2010. This Plan restates and supersedes the Deferred Compensation Plan for Nonemployee Directors previously adopted by International CCE Inc., which shall have no further force or effect. This Plan shall expire on October 1, 2020 unless terminated earlier in accordance with Section 14.

3. Eligibility. All Directors of the Company who are not employees of the Company or of any subsidiary of the Company shall be eligible to participate in the Plan. Eligible Directors are referred to herein as “Participants.” For the avoidance of doubt, a Participant who is a former Director shall not be entitled to Deferred Stock Unit Awards or to make Voluntary Deferrals pursuant to Sections 4 and 5.

4. Deferred Stock Unit Awards. Participants shall receive “Deferred Stock Unit Awards” pursuant to this Section 4.

(a) Quarterly Deferred Stock Unit Awards. Beginning January 1, 2011, effective as of the first trading day (under New York Stock Exchange rules) of each calendar quarter, each Participant shall receive a credit of $30,000 to his or her Deferred Stock Unit Account.

(b) 2010 Deferred Stock Unit Awards. Effective as of November 5, 2010, each Participant shall receive a credit to his or her Deferred Stock Unit Account equal to $30,000 multiplied by the number of full or partial calendar quarters in 2010 during which the Participant was a director of the Company.

5. Voluntary Deferral of Compensation.

(a) Amount of Voluntary Deferral. A Participant may elect to defer receipt of all or a specified portion of his or her cash compensation receivable for service as a Director of the Company (“Compensation”), but not any non-cash compensation or expense reimbursement. Deferrals under this Section 5 shall be known as “Voluntary Deferrals.”

(b) Manner of Electing Voluntary Deferral. A Participant shall elect to make a Voluntary Deferral by giving notice to the Company, in the manner specified by the Company, of the following:

(i)	the amount of the Voluntary Deferral, expressed as a percentage of Compensation; and

(ii)	what percentage, if any, of Voluntary Deferrals shall be credited to the Stock Account.

(c) Time of Election. Elections with respect to Voluntary Deferrals may be made at the following times:

(i)	A nominee for election for Director (who is not at the time of nomination a sitting Director) may elect a Voluntary Deferral any time before election to the Board or within 30 days after election to the Board. Such Voluntary Deferral election shall be effective only with respect to Compensation paid for services performed after the date of the election. This Section 5(c) shall not apply to any Director who is already a Director on the date of the Merger.

(ii)	A sitting Director who has never elected to make a Voluntary Deferral or who previously discontinued an election may elect to make a Voluntary Deferral at any time during the year. Such Voluntary Deferral election shall not, however, be effective until January 1 of the following year.

(d) Change in, or Discontinuance of, Voluntary Deferral Election. A Participant may elect to change or discontinue a prior election with respect to his or her Voluntary Deferral by making a new election, but such election shall not be effective until January 1 of the following year.

(e) Term of Election. Unless changed or discontinued pursuant to Section 5(d) above, a Voluntary Deferral election shall continue in effect until a Participant’s separation from service as a Director.

(f) Prior Directors Plan Elections. Any Voluntary Deferral elections made under the Prior Directors Plan shall continue in effect under this Plan, subject Sections 5(d) and (e).

6. Deferred Compensation Accounts. The Company shall establish on its books and records deferred compensation accounts for each Participant, as provided below.

(a) Cash Credit Account. Except to the extent that a Participant elects otherwise, all Voluntary Deferrals shall be credited to the Participant’s Cash Credit Account. At the end of each calendar quarter or, if applicable, initial or terminal portion of a calendar quarter, such Cash Credit Account shall be credited with interest, at the prime lending rate of SunTrust Bank, Atlanta in effect as of such date (the “Interest Equivalents”), upon the average daily balance in the Cash Credit Account during such calendar quarter or portion thereof.

(b) Stock Account.

(i)	To the extent specified by the Participant’s election, Voluntary Deferrals shall be credited to the Participant’s Stock Account.

(ii)	As of the last day of each calendar quarter, the Company shall credit to the Stock Account that number of phantom stock units, if any, that is equal to the number of whole and fractional shares of common stock of the Company that could be purchased with an amount equal to the Voluntary Deferrals made for such calendar quarter and for which a Stock Account election is in effect. The amount credited shall be determined on the basis of the closing market price at which a share of common stock of the Company sold on the last trading day of such calendar quarter, as reported on the New York Stock Exchange Composite Transactions listing.

(iii)	The phantom stock units held in a Participant’s Stock Account shall be credited with “Hypothetical Dividends” equal to dividends actually paid on shares of the Company’s common stock, determined as if the number of phantom stock units credited to the Participant’s Stock Account were actual shares of common stock on the record date of such dividend. Hypothetical Dividends for a calendar quarter shall be accumulated without interest and credited to a Participant’s Stock Account as phantom stock units on the last day of the calendar quarter in which the applicable record date occurs in the same manner as Voluntary Deferrals, as described in Section 6(b)(ii) above.

(c) Deferred Stock Unit Account.

(i)	Deferred Stock Unit Awards shall be credited to the Participant’s Deferred Stock Unit Account.

(ii)

As of the first trading day of each calendar quarter, the Company shall credit to the Deferred Stock Unit Account that number of phantom stock units that is equal to the number of whole and fractional shares of common stock of the Company that could be purchased with an amount equal to the value of the Deferred Stock Unit Awards made as of such first trading day. The amount credited shall be determined on the basis of the closing market price at which a share of common stock of the Company sold on the last trading day of the preceding calendar quarter, as reported on the New York Stock Exchange Composite Transactions listing. For the avoidance of doubt, the Deferred Stock Unit Award referred to in Section 4(b) shall be credited to the Deferred Stock Unit Account as of November 5, 2010, rather than as of the first trading day of a calendar quarter, on the basis of the closing stock price on November 5, 2010.

(iii)	The phantom stock units held in a Participant’s Deferred Stock Unit Account shall be credited with “Hypothetical Dividends” equal to dividends actually paid on shares of the Company’s common stock, determined as if the number of phantom stock units credited to the Participant’s Deferred Stock Unit Account were actual shares of common stock on the record date of such dividend. Hypothetical Dividends for a calendar quarter shall be accumulated without interest and credited to a Participant’s Deferred Stock Unit Account as phantom stock units on the last day of the calendar quarter in which the applicable record date occurs in the same manner as Deferred Stock Unit Awards, as described in Section 6(c)(ii) above.

(iv)	Notwithstanding the foregoing, each Participant may elect on a one-time basis, at the time and in the manner specified by the Company, for Hypothetical Dividends credited with respect to the Participant’s Deferred Stock Unit Account to be credited to the Participant’s Cash Credit Account instead of the Deferred Stock Unit Account. If a Participant makes such an election, Hypothetical Dividends for the calendar quarter shall be credited to the Participant’s Cash Credit Account on the last day of each calendar quarter in the same manner as Voluntary Deferrals described in Section 6(a) above. In the absence of such an election, Hypothetical Dividends shall be credited to the Deferred Stock Unit Account as described in Section 6(c)(iii) above.

(v)	The Deferred Stock Unit Account shall include any liabilities for outstanding deferred stock units awarded by the Company and held by Participants immediately following the Merger (“Transferred Deferred Stock Units”). This Plan authorizes for issuance 250,000 shares of the Company’s common stock from its treasury shares to satisfy the Company’s obligation with respect to such Transferred Deferred Stock Units.

Notwithstanding the foregoing, any hypothetical dividends with respect to Transferred Deferred Stock Units that have accrued as of the date of the Merger shall continue to be held uninvested under this Plan until

December 31, 2010. As of such date, either (i) such amounts shall be credited to the Deferred Stock Unit Account in the same manner as Hypothetical Dividends as provided in Section 6(c)(iii), or (ii) if the Participant has made a one-time election under Section 6(c)(iv) for Hypothetical Dividends to be credited to his or her Cash Credit Account, then such amounts shall be credited to the Cash Credit Account in the same manner as Hypothetical Dividends as provided in Section 6(c)(iv).

(d)	Accounts Transferred from Prior Directors Plan. The Accounts described in this Section 6 shall include any liabilities under the Prior Directors Plan assumed by the Company, and such amounts shall be credited to the corresponding Account in this Plan (i.e., the Cash Credit Account or the Stock Account). Notwithstanding the foregoing, any transferred amounts that are held in the dividend account under the Prior Directors Plan shall continue to be held uninvested under this Plan until December 31, 2010. As of such date, such amounts shall be credited to the Stock Account in the same manner as Hypothetical Dividends as provided in Section 6(b)(iii).

7. Value of Deferred Compensation Accounts. A Participant’s Cash Credit Account, Stock Account, and Deferred Stock Unit Account (and, until transferred to the Cash Credit Account, Stock Account, or Deferred Stock Unit Account as of December 31, 2010, the Participant’s accrued dividends referred to in Sections 6(c)(v) and 6(d)) shall be referred to collectively as his or her “Accounts.” The value of each Participant’s Accounts at any given time shall consist of the total balance of all such Accounts. As promptly as practicable following the close of each calendar year, a statement will be sent to each Participant as to the balance in the Participant’s Accounts as of the end of such year, including the number of phantom stock units credited to the Stock Account and Deferred Stock Unit Account and the value of such units, based upon the closing market price at which a share of common stock of the Company sold on the last trading day of such calendar year, as reported on the New York Stock Exchange Composite Transactions listing.

8. Payment of Deferred Compensation.

(a) Medium of Payment. Payments from the Stock Account and Deferred Stock Unit Account will be made in whole shares of the Company’s common stock, and any fractional shares held in such accounts shall be paid in cash. Such payment shall also include any Hypothetical Dividends accrued for the calendar quarter of the distribution that have not yet been credited to the Stock Account and/or Deferred Stock Unit Account, and any such amounts shall be paid in cash. Fractional shares will be converted to cash on the basis of the closing market price at which a share of common stock of the Company sold on the trading day immediately preceding the distribution date, as reported on the New York Stock Exchange Composite Transactions listing. Payments from the Cash Credit Account shall be paid in cash and shall include an amount equal to any Interest Equivalents that have accrued through the date immediately preceding the date such payments are made.

(b) Time and Manner of Payment. A Participant’s Accounts shall be paid in the following time and manner.

(i)	A Participant’s Stock Account and Cash Credit Account that is attributable to Voluntary Deferrals shall, in the case of a Participant who had a Voluntary Deferral election in effect under the Prior Directors Plan, be paid at the time and in the manner that such accounts were scheduled to be paid under the Prior Directors Plan. If a Participant did not have a Voluntary Deferral election in effect under the Prior Directors Plan (including, without limitation, an individual who becomes a director of the Company after the Merger), the Participant’s Accounts shall be paid in a lump sum upon the Participant’s separation from service.

(ii)	A Participant’s Deferred Stock Unit Account and Cash Credit Account that is not attributable to Voluntary Deferrals shall be paid in a lump sum upon the Participant’s separation from service.

(iii)	For purposes of this Section 8(b), the portion of the Cash Credit Account that arises from credits of Hypothetical Dividends and Interest Equivalents on Voluntary Deferrals shall be treated as attributable to such Voluntary Deferrals.

(iv)	A Participant may not modify the time and form of payment specified in this Section 8(b).

9. Amount Payable on Death. In the event of a Participant’s death, prior to a total distribution of his or her Accounts, the balance in such Accounts (including Interest Equivalents in relation to the elapsed portion of the year of death and Hypothetical Dividends accrued for the calendar quarter of the distribution that have not yet been credited to the Stock Account and/or Deferred Stock Unit Account) shall be determined as of the date of death, and the balance shall be paid in a single lump sum as soon as reasonably possible thereafter to the beneficiary or beneficiaries previously designated by the Participant. Any such designation shall be in writing and delivered to the Secretary of the Company or the Office of the General Counsel and may be changed by a later-dated designation. If there is no designation in effect, the balance of the Participant’s Accounts shall be paid to his or her estate. A Participant’s beneficiary designation under the Prior Directors Plan shall continue in effect under this Plan and shall apply to all of the Participant’s Accounts under this Plan unless changed by the Participant pursuant to this Section 9.

10. Unfunded Promise to Pay; No Segregation of Funds or Assets. The right of a Participant to receive any unpaid portion of the Participant’s Accounts shall be an unsecured claim against the general assets of the Company. Neither anything contained in the Plan nor the establishment or maintenance of the Cash Credit Account, the Stock Account, or the Deferred Stock Unit Account shall require the segregation of any assets of the Company or any type of funding by the Company of such Accounts or the amounts payable therefrom, it being the intention of the parties that the Plan be an unfunded arrangement for federal income tax purposes. No Participant shall have any rights to or interest in any specific assets or shares of common stock of the Company by reason of the Plan, and his or her only rights to enforce payment of the obligations of the Company hereunder shall be those of a general creditor of the Company. It is further understood that the phantom stock units credited to the Stock Account or Deferred Stock Unit Account shall be only a means for measuring the amount of deferred compensation payable under the Plan and shall not constitute or represent outstanding shares of common stock of the Company for any purpose.

11. Changes in Capitalization. The number of phantom stock units credited to each Participant’s Stock Account and Deferred Stock Unit Account shall be proportionately adjusted for any increase or decrease in the number of issued and outstanding shares of common stock of the Company resulting from a subdivision or combination of shares or the payment of a stock dividend in shares of common stock of the Company to holders of outstanding shares or any other increase or decrease in the number of such shares effected without receipt of consideration by the Company. Appropriate adjustments shall also be made to reflect any recapitalization, reclassification of shares or reorganization affecting the capital structure of the Company. In the event of a merger or consolidation in which the Company is not the surviving corporation or in which the Company survives only as a subsidiary of another corporation, and in such transaction the holders of common stock of the Company become entitled to receive shares of stock or securities of the surviving corporation, except as otherwise set forth in the transaction agreements giving effect to such transaction, the Participant’s Stock Account and Deferred Stock Unit Account shall be credited with that number of hypothetical shares of securities of the surviving corporation that would be exchanged for the shares of common stock of the Company in such transaction if they had been outstanding shares, and any cash or other consideration that would be receivable if such shares had been outstanding shall be credited to the Participant’s Cash Credit Account.

12. Nonassignability. The right of a Participant to receive any unpaid portion of the Participant’s Accounts shall not be assigned, transferred, pledged or encumbered or be subject in any manner to alienation or anticipation.

13. Administration. This Plan shall be administered by the Board of Directors or a committee designated by the Board, which shall have the authority to adopt rules and regulations for carrying out the Plan and to interpret, construe and implement the provisions thereof. The Plan is intended to be and at all times shall be interpreted and administered so as to comply with Internal Revenue Code Section 409A. Any references to “separation from service” shall be interpreted as a “separation from service” within the meaning of Section 409A and the regulations thereunder. Each Participant shall be solely responsible for the tax consequences arising from participation in the Plan, whether under Section 409A or any other applicable provision of any jurisdiction’s tax laws. The Company’s General Counsel shall have the authority to adopt such modifications, procedures, and subplans under this Plan as may be necessary or desirable to comply with the laws, regulations, compensation practices and tax and accounting principles of the countries in which Participants reside or of which Participants are citizens in a manner that meets the objectives of the Plan.

14. Amendment and Termination. This Plan may be amended or modified at any time by the Board of Directors of the Company; provided, however, that no such amendment or modification shall, without the consent of a Participant, adversely affect such Participant’s rights with respect to amounts theretofore accrued to the Participant’s Accounts. The Plan may be terminated and Accounts distributed to Participants in accordance with and subject to the rules of Treas. Reg. §1.409A-3(j)(4)(ix) and any generally applicable guidance issued by the Internal Revenue Service permitting such termination and distribution; provided, however, that no such termination shall, without the consent of a Participant, adversely affect such Participant’s rights with respect to amounts theretofore accrued to the Participant’s Accounts.